                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                                     and

                                SCHEDULE 13D/A
                          PURSUANT TO SECTION 13(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)

                          SIBIA NEUROSCIENCES, INC.
                          (Name of Subject Company)

                              MERCK & CO., INC.
                             MC SUBSIDIARY CORP.

                                  (BIDDERS)

                        COMMON STOCK, $.001 PAR VALUE
                                (INCLUDING THE
                              ASSOCIATED RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                  825732100
                        (CUSIP NUMBER OF COMMON STOCK)

                               CELIA A. COLBERT
                             MC SUBSIDIARY CORP.
                            C/O MERCK & CO., INC.
                               ONE MERCK DRIVE
                     WHITEHOUSE STATION, NEW JERSEY 08889
                                (908) 423-1000

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPIES TO:
                          GARY P. COOPERSTEIN, ESQ.
                   FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                              ONE NEW YORK PLAZA
                           NEW YORK, NEW YORK 10004
                                (212) 859-8000
                           ------------------------




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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MERCK & CO., INC.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) |_|
                                                                       (b) |_|

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3      SEC USE ONLY


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4      SOURCE OF FUNDS (See Instructions)

             WC

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) or 2(f)                                                  |_|

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW JERSEY

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7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,694,639

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8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|

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9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             69%
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10     TYPE OF REPORTING PERSON (See Instructions)
             CO

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-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MC SUBSIDIARY CORP.

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) |_|
                                                                       (b) |_|

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

             AF

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) or 2(f)                                                  |_|


-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

-------------------------------------------------------------------------------
7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,694,639

-------------------------------------------------------------------------------
8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|


-------------------------------------------------------------------------------
9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             69%
-------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON (See Instructions)
             CO

-------------------------------------------------------------------------------





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     This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 initially filed August 6, 1999 (as previously amended and as amended hereby, the "Schedule 14D-1") relating to a tender offer by MC Subsidiary Corp., a Delaware corporation ("Offeror") and a direct wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of March 17, 1997, and amended as of July 30, 1999, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of SIBIA Neurosciences, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment constitutes the final amendment to Schedule 14d-1 pursuant to General Instruction D to Schedule 14D-1. This Amendment also amends the Schedule 13D of Parent and Offeror initially filed August 6, 1999.

     The Offer expired at 12:00 midnight, New York City time, on Thursday, September 2, 1999. According to the information provided by the Depositary, prior to the expiration of the Offer, a total of 6,694,639 Shares had been tendered and not withdrawn pursuant to the Offer (including 21,831 Shares tendered pursuant to the procedure for guaranteed delivery and Shares tendered pursuant to the terms of the Shareholders Agreement), which constitute approximately 69% of the outstanding Shares (approximately 58% on a fully diluted basis). On September 3, 1999, Offeror, by notice to the Depositary, accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer at the tender offer price of $8.50 per share.


     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Item 6(a)-(b) of Schedule 14D-1 is hereby amended and supplemented as follows:

     As of September 3, 1999, Offeror has acquired pursuant to the Offer (including 21,831 Shares tendered pursuant to the procedure for guaranteed delivery and Shares tendered pursuant to the terms of the Shareholders Agreement) beneficial ownership of 6,694,639 Shares in the aggregate, which constitute approximately 69% of the outstanding Shares (approximately 58% on a fully diluted basis). As a result, Offeror beneficially owns, and Parent may be deemed to beneficially own, Shares as set forth on the cover pages of this Amendment and incorporated herein by reference. A copy of the press release, dated September 3, 1999, issued by Parent disclosing this information is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     In addition, reference is hereby made to the disclosure set forth under
Item 6 above.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10)       Press Release issued by Parent on September 3, 1999.





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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      September 3, 1999

                                       MERCK & CO., INC.


                                       By: /s/ Judy C. Lewent
                                          --------------------------------------
                                          Name:  Judy C. Lewent
                                          Title: Senior Vice President and
                                                 Chief Financial Officer



                                       MC SUBSIDIARY CORP.


                                       By: /s/ Judy C. Lewent
                                          --------------------------------------
                                          Name:  Judy C. Lewent
                                          Title: President



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                                EXHIBIT INDEX



EXHIBIT NO.                      DESCRIPTION                          PAGE NO.
-----------                      -----------                          --------


(a)(10)   --  Press Release issued by Parent on September 3, 1999.
















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